FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 ---------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                 ---------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No  X
                                ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Press Release

Operating Results of CEZ for the First Half of 2003

The profit generated by CEZ increased by 71 percent to CZK 12.3 billion.

During the first half of this year, the power company CEZ achieved a net profit of CZK 12 329 million, an increase of CZK 5.1 billion (71 percent) in comparison with the comparable period of last year. The main reason behind such a marked increase in profit was the sale of a 66 % ownership stake in CEPS (the company that operates the power transmission grid), since the difference between the selling price and the book value amounted to CZK 12.5 billion. CEZ reported income taxes in the amount of CZK 4.2 billion on the transfer.

"We are pleased that despite a further reduction in the price of electricity for households, due to significantly higher sales we were able to increase electricity revenues, including ancillary services, by almost 11 percent. And despite the fact that depreciation decreased by CZK 1.6 billion in connection with the test operation of the Temelin nuclear power plant, our operating profit declined by only 300 million, to CZK 4.3 billion. Additionally, continuing efforts to increase operating efficiency led to an increase in labor efficiency in production of an additional 20 percent", stated Petr Voboril, CEZ's Vice-Chairman of the board of directors and the Executive Director for Strategy.

CEZ's electricity sales increased by 9.8% in the first half of the year, domestic sales rose by 1 519 GWh (by 8.4 %) to 19 686 GWh, and exports increased by 13.5 % to 8 779 GWh. CEZ reduced the prices at which it sold electricity in the domestic market, while the prices at which electricity was exported rose.

Electricity  production at CEZ's power plants rose year-on-year by 3 579 GWh (by
13.6 %) to 29 959 GWh, of which  production at  coal-fired  plants rose by 1 176
GWh (by 7.1 %) and at nuclear power plants by 2 794 GWh (by 31.4 %) as the Temelin nuclear power plant was brought into operation. A total of 4 734 GWh was produced at the Temelin power plant, which represents an year-on-year increase of 116 %. On the other hand, as a result of the damage caused by last year's floods to the power-generation plants at Stechovice a Orlik, power generated by hydro-electric plants decreased by 391 GWh (by 39.8 %).

CEZ expended CZK 1 789 million on capital expenditures, a year-on-year decrease of 903 million. The main capital expenditure programs consisted of the completion of the Temelin nuclear power plant and the modernization of the Dukovany power plant.

Due to ongoing steps implemented in connection with the optimization of the firm's organizational structure, the number of employees fell year-on-year by 410 (by 5.6 %), primarily in the area of nuclear power plants. As at June 30, 2003, CEZ had a total of 6 966 employees.

As of April 1 of this year, CEZ became the owner of ownership stakes, represented by shares, in the regional power companies. Through the incorporation of such stakes, the CEZ Group became the preeminent power group in the Czech Republic. The new group took its place among the ten most important power firms in Europe, as classified by revenues or number of customers, ranking ahead of such renowned power firms such as the Austrian firm Verbund, the Finnish firm Fortum, the British firms British Energy and Innogy, the Spanish firm Union Fenosa, the Portugese firm EDP and the Swedish firm Sydkraft.

Since the beginning of July the "REAS Project" has been progressing in a promising way. There are 108 people from the regional power companies working on this project, as well as people from the consulting firms A.T. Kearney and from CEZ, with the objective of creating a modern and efficient power group.


                                                (Millions of CZK)   Year-on-year
                                                                    change

                Total revenues                       44 175          + 36.2 %

- electricity revenues, including ancillary          25 220          + 10.8 %
                   services

       Total costs, without income tax               27 371          + 15.9 %

                Pre-tax profit                       16 804          + 90.4 %

                After-tax profit                     12 329          + 70.7 %

Note: unconsolidated data, according to Czech accounting standards


Selected Ratios:

         Productivity on gross production             707            + 19.7 %
             (MWh/month/person)

     Net return on equity (in % for preceding         9.0             + 23 %
             12 months)

       Value added per employee (thousands            335            + 20.9 %
             of CZK/month/person)

             Earnings per share (CZK)                 20.8           + 70.5 %


Additional details are presented in the mid-year report at: http://www.cez.cz


Ladislav Kriz, CEZ Spokesperson
July 31, 2003

   Operating Results of CEZ, a. s., for the First Half of the Applicable Year
                          (Czech accounting standards)

       (millions of CZK)             1999          2000          2001          2002          2003

Total revenues                      28 260        27 584        28 358        32 441        44 175

Total costs                         26 598        23 612        22 661        23 614        27 371

Pre-tax profit                       1 662         3 972         5 697         8 827        16 804

After-tax profit                      575          3 046         4 632         7 223        12 329


       Development of CEZ Employees (as at Dec. 31 of the applicable year)

    May 6, 1992          1999            2000             2001             2002        June 30, 2003

      16 407            9 266           8 795             7 552           7 250            6 966

The number of employees at CEZ has decreased since the company's founding in 1992 (May 6) by almost 58 percent.

Unaudited Balance Sheet as of June 30, 2003 and Profit and Loss Statement as of June 30, 2003, prepared according to Czech accounting standards is attached as an exhibit hereto.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a. s.
                                             -----------------------------
                                                     (Registrant)

Date: July 31, 2003

                                             By:     /s/ Libuse Latalova
                                                --------------------------
                                                    Libuse Latalova
                                             Head of Finance Administration